

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 7, 2009

Terry A. Klebe
Chief Financial Officer
Cooper Industries, Ltd.
600 Travis, Suite 5600
Houston TX, 77002

> **Re:** **Cooper Industries, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 1-31330**

Dear Mr. Klebe:

We have reviewed your supplemental response letter dated June 26, 2009 as well as your filings and have the following comment. As noted in our comment letter dated April 8, 2009 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note your response to comment one and your significant revisions to your draft disclosure. While we note the additions you made, we believe you should include the following items in order to make the disclosure more complete:

   - Tell us and disclose why the goodwill balance decreased in certain reporting units during the year and if there were any changes to the allocation of goodwill between reporting units, the reason for such changes.
   - You state on page 3 of your response that Cooper has achieved a compounded annual growth in earnings from continuing operations of over 15% and free cash flows in excess of earnings from continuing operations. Please disclose your historical growth rate for each of the last three years.

- Disclose the growth earnings rate you need to achieve to avoid an impairment in the Safety reporting unit and the Tools reporting unit.
- Tell us whether the long-term cash flow growth rate range of 2% to 4% in your sensitivity analysis was the range used in estimating the fair value of your reporting units.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director